A0840131
4149169

FILED KC
Secretary of State
State of California
VM

\cc MAR 13 2020

RESTATED ARTICLES OF INCORPORATION

OF LEVELLER MEDIA, INC.

A California Corporation

The undersigned, Eric Vonfeldt and Ryan Clarkson, certify that:

ONE: They are the duly elected and acting President and Secretary, respectively, of Leveller Media, Inc., a California corporation.

TWO: The Restated Articles of Incorporation of this corporation are amended and restated (the "***Restated Articles***") to read as follows:

ARTICLE I: NAME.

The name of this corporation is Leveller Media, Inc. (the "***Corporation***").

ARTICLE II: DEFINITIONS.

As used in this Restated Articles, the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of capital stock of the Corporation, with the holders of Series Seed Preferred Stock voting together with the holders of the Voting Common Stock as a single class on an as-converted basis, shall be entitled to elect all of the directors of the Corporation.

"***Original Issue Price***" means $0.138889 per share for the Series Seed Preferred Stock (subject to appropriate adjustment in the event of any Recapitalization Event).

"***Permitted Financing***" means a financing transaction in which the securities issuable in such financing (1) shall have an original issue price greater than the Original Issue Price, and (2) shall be senior to or *pari passu* with the Series Seed Preferred Stock.

"***Recapitalization Event***" means any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE III: PURPOSE.

The nature of the business and purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

4840-7235-0641.v3

ARTICLE IV: AUTHORIZED SHARES.

Upon the date of filing of these Restated Articles with the California Secretary of State (the "*Effective Date*") each one of the outstanding shares of Common Stock shall be converted and reconstituted into 1.8 shares of Common Stock and each one of the outstanding shares of the Series Seed Preferred Stock shall be converted and reconstituted into 1.8 shares of Series Seed Preferred Stock (the "*Forward Stock Split*"). The Forward Stock Split shall automatically occur without any further action by the holders of the shares of Common stock or Series Seed Preferred Stock. The total number of shares of stock that the Corporation shall have authority to issue is (a) 30,000,000 shares of common stock ("*Common Stock*") of which 25,000,000 are designated as Class A Common Stock ("*Voting Common Stock*"), and 5,000,000 are designated as Class B Common Stock ("*Non-Voting Common Stock*"), and (b) 4,083,287 shares of Preferred Stock. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Articles of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The Preferred Stock may be issued from time to time in one or more series. Subject to the provisions of Part B, Section 2.3 of this Article IV, The Board of Directors is hereby expressly authorized to fix the number of shares and to determine or alter for each such wholly unissued series, such voting powers, if any, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the General Corporation Law of California. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. As of the effective date of this Restated Articles, 4,083,287 shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Articles.

2.   **Voting.**

2.1   Voting Common Stock. Except as otherwise required by law or this Articles of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

2.2   Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of

4840-7235-0641.v3

a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

B. SERIES SEED PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Mandatory Distributions.** In the event the Corporation or any majority owned or controlled subsidiary of the Corporation at any time after the date on which the first share of Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for the Series Seed Preferred Stock) completes one or more financing transactions, including without limitation a token generation event or an equity financing transaction, but excluding loans and debt financing transactions (each, a "*Qualified Financing Event*"), the Corporation shall thereupon pay and distribute to the holders of shares of Series Seed Preferred Stock then outstanding, an amount equal to ten percent (10%) of the funds and assets received by the Corporation from each such Qualified Financing Event (each such payment, a "*Preferred Distribution*"), until the cumulative aggregate amount of such Preferred Distributions shall be equal to the Original Issue Price for each such share of Series Seed Preferred Stock, at which time all further Preferred Distributions shall cease. Each Preferred Distribution shall be completed in full not later than ten (10) business days following the occurrence of the applicable Qualified Financing Event. The provisions of this Section 1 are not intended to convey any distribution rights to the holders of shares of Common Stock or any other Preferred Stock of the Corporation. Notwithstanding the foregoing, in the event the Corporation approves the distribution of any funds or other assets to the holders of shares of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding must be paid, in connection with such distribution, an amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such distribution, in addition to any Preferred Distributions otherwise payable pursuant to this Section 1.

2. **Liquidation, Dissolution, or Winding UP; Certain Mergers, Consolidations and Asset Sales.**

2.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the sum of (a) the Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, plus (b) out of the remaining funds and assets available for distribution, if any, such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or

- 3 -

Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 2.1(a), the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the shareholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license that is the functional equivalent of a sale or all or substantially all of the intellectual property of the Corporation or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, intellectual property or technology of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

Notwithstanding anything to the contrary in Section 2.3.1(a) or (b) hereof, a Deemed Liquidation Event shall not be deemed to have occurred (x) with respect to any transaction that is solely for the purposes of effecting a reincorporation of the Corporation into another jurisdiction, or (y) with respect to a single transaction or series of transactions in which 50% percent or more of the Corporation's voting power is transferred in connection with a bona fide financing transactions undertaken for wholly or primarily for capital raising purposes.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Articles, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Articles, to notice of any shareholder meeting in accordance with the Bylaws of the Corporation.

3.2 Election of Directors. The holders of record of the Company's Voting Common Stock and Series Seed Preferred Stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the shareholders duly called for that purpose or pursuant to a written consent of shareholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least 50% of the initially issued shares of Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any Recapitalization Event), the Corporation shall not,

-5-

A0840131

either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock as then in effect, in a way that adversely affects the rights, powers or privileges of the Series Seed Preferred Stock and, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing shall not be deemed to alter the rights, powers or privileges of the Series Seed Preferred Stock, as then in effect, in a way that adversely affects the rights of the Series Seed Preferred Stock for the purposes hereof;

(b) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to stock purchase, employee or consultant agreements); or

(c) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock.

4. **Conversion.** The Series Seed Preferred Stock are subject to the following conversion rights, restrictions and requirements (the "*Conversion Rights*"):

4.1 **Mandatory Conversion.** Upon the earliest to occur of (a) the receipt by the holders of Series Seed Preferred Stock of one or more Preferred Distributions which in aggregate amount are equal to the Original Issue Price for each such share of Series Seed Preferred Stock, (b) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (c) the date and time, or the occurrence of an event, specified by written consent of the Requisite Holders at the time of such consent (the time of such receipt of payment ox closing or the date and time specified or the time of the event specified in such written consent, the "*Conversion Time*"), (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in this Section 4 below, and (ii) such shares may not be reissued by the Corporation.

4.1.1 **Conversion Ratio.** At the Conversion Time, each share of Series Seed Preferred Stock shall be converted, without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by the Conversion Price for the Series Seed Preferred Stock then in effect. The initial "*Conversion Price*" for the Series Seed Preferred Stock means the Original Issue Price for the Series Seed Preferred Stock (as appropriately adjusted in the event of any Recapitalization Event), which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock shall be converted into shares of Voting Common Stock, are subject to additional adjustment as provided in this Restated Articles.

4.1.2 **Fractional Shares.** No fractional shares of Voting Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such

4840-7235-0641.v3

fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

4.1.3   Reservation of Shares. For the purpose of effecting the conversion of the Series Seed Preferred Stock, the Corporation shall at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Restated Articles.

4.1.4   Effect of Conversion. All shares of Series Seed Preferred Stock that shall have been converted in accordance with this Section 4 shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.1.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.2   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred Stock of the Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 4.1. Unless otherwise provided in this Restated Articles, the notice need not be sent in advance of the occurrence of the Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive a certificate for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 4.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive

4840-7235-0641.v3

the items provided for in the next sentence of this Section 4.2. As soon as practicable after the Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.1.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3 Certain Adjustments.

4.3.1 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock effects a subdivision of the outstanding Common Stock, the Conversion Price for the Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for the Series Seed Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.3.1 becomes effective at the close of business on the date the subdivision or combination becomes effective.

4.3.2 Adjustments for Certain Dividends and Distributions. Subject to Section 5 below, if the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation, then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of the Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.3.3 Adjustment for Reclassification. Exchange and Substitution. If at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock the Common Stock issuable upon the conversion of the Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.3.1, 4.3.2 or 4.3.4, or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of the Series Seed Preferred Stock shall thereafter, upon the applicable Conversion Time, convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.3.4 Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Section 4.3.3), then, following any such consolidation or merger, the Corporation shall provide that each share of the Series Seed Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the Series Seed Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock. Adjustments made pursuant to Section 4.3 hereof are herein referred to as "*Automatic Adjustments*").

4.3.5 Articles as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series Seed Preferred Stock pursuant to this Section 4.3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Articles and furnish to each holder of the Series Seed Preferred Stock a Articles setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a Articles setting forth (a) the Conversion Price of the Series Seed Preferred Stock then in effect, and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of Series Seed Preferred Stock.

5. **Dividends**. For so long as any shares of Series Seed Preferred Stock remain outstanding, no dividend may be declared or paid by the Corporation on the Common Stock without the prior written consent of the Requisite Holders. Subject to the foregoing, the Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 4.

6. **Redeemed or Otherwise Acquired Shares.** Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

7. **Waiver.** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of Series Seed Preferred Stock may be waived in a particular instance by vote or written consent of the holders of a majority of the outstanding shares of such Series Seed Preferred Stock.

8. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the California Corporations Code, and will be deemed sent upon such mailing or electronic transmission.

4840-7235-0641.v3

ARTICLE V: PREEMPTIVE RIGHTS; STOCK REPURCHASES.

A. **PREEMPTIVE RIGHTS.** No shareholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the shareholder.

B. **STOCK REPURCHASES.** In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any shareholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VI: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Articles or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Articles, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide, except as otherwise required by law.

D. **MEETINGS AND BOOKS.** Meetings of shareholders may be held within or without the State of California, as the Bylaws may provide. The books of the Corporation may be kept outside the State of California at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII: DIRECTOR LIABILITY.

A. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaws provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted under Section 317 of the California Corporations

4840-7235-0641.v3

A0840131

Code, subject only to Leveller Media, Inc. Amended and Restated Articles of Incorporation applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.

ARTICLE VIII: DISPUTE RESOLUTION

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of the State of California shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's shareholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law of California or the Corporation's Articles of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

* * * * *

THREE: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

FOUR: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 14,400,000 shares of Common Stock, there are no shares of Class B Common Stock issued or outstanding and there are 4,083,287 shares of Preferred Stock issued or outstanding. The number of votes voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Articles are true and correct of our own knowledge.

Date: March 12, 2020

By:
Eric Vonfeldt, President

By:
Ryan Clarkson, Secretary

-12-

4840-7235-0641.v3